As filed with the Securities and Exchange Commission on January 31, 2020

Securities Act File No. 333-216207

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐  Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 3

ALCENTRA CAPITAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

 200 Park Avenue, 7th Floor
New York, New York 10166

(Address of Principal Executive Offices)

(212) 922-8240

(Registrant’s Telephone Number, Including Area Code)

Suhail A. Shaikh
Chief Executive Officer
Alcentra Capital Corporation
200 Park Avenue, 7th Floor
New York, New York 10166

(Name and Address of Agent for Service)

COPIES TO:

Harry S. Pangas

Gregory A. Schernecke

Dechert LLP

1900 K Street, NW

Washington, DC 20006

Telephone: (202) 261-3300

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to section 8(c).

EXPLANATORY NOTE

DEREGISTRATION OF UNSOLD SECURITIES

This Post-Effective Amendment relates to the Registration Statement on Form N-2 (File No. 333-216207) (the “Registration Statement”) registering common stock, preferred stock, debt securities, subscription rights or warrants to purchase common stock, preferred stock or debt securities of Alcentra Capital Corporation (the “Company”). On January 31, 2020, the Company expects to merge, in a multi-step process, with and into Crescent Capital BDC, Inc. (“Crescent Capital BDC”), with Crescent Capital BDC as the surviving corporation, at which time the separate corporate existence of the Company will end. As a result, this Post-Effective Amendment is being filed solely to deregister any and all of the Company’s securities previously registered under the Registration Statement that remain unsold.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, in the State of New York, on this 31st day of January, 2020.

ALCENTRA CAPITAL CORPORATION

By:	/s/ Suhail A. Shaikh
Name: Suhail A. Shaikh
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Suhail A. Shaikh Suhail A. Shaikh	Chief Executive Officer and Director (Principal Executive Officer)	January 31, 2020

/s/ Ellida McMillan Ellida McMillan	Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	January 31, 2020

/s/ Edward Grebow Edward Grebow	Chairman of the Board of Directors	January 31, 2020

/s/ Douglas J. Greenlaw Douglas J. Greenlaw	Director	January 31, 2020

/s/ William H. Wright II William H. Wright II	Director	January 31, 2020

/s/ Frederick Van Zijl Frederick Van Zijl	Director	January 31, 2020